Exhibit 99.1

SIERRA METALS INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2018

DATED: MARCH 28, 2019

Corporate Office:

161 Bay Street, Suite 4260

Toronto, Ontario

M5J 2S1

Table of Contents

Preliminary Notes	1

Corporate Structure	4

General Development of the Business	5

Description of the Business	11

Material Mineral Properties	18

Updated Mineral Resource and Mineral Reserve Information	32

Risk Factors	35

Dividends and Distributions	46

Description of Capital Structure	46

Market for Securities	46

Escrowed Securities	47

Directors and Officers	47

Audit Committee Information	51

Legal Proceedings and Regulatory Actions	53

Interest of Management and Others in Material Transactions	54

Transfer Agent and Registrar	54

Material Contracts	54

Interest of Experts	54

Additional Information	55

ANNUAL INFORMATION FORM DATED MARCH 28, 2019

SIERRA METALS INC. (“Sierra”, “Sierra Metals” or the “Company”)

Preliminary Notes

Effective Date of Information

The date of this Annual Information Form (the “AIF”) is March 28, 2019. Except as otherwise indicated, the information contained herein is as at December 31, 2018.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Sierra Metals. The documents listed below are not contained within or attached to this document. The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile.

Document	Effective Date/ Period Ended	Date Filed on SEDAR website	Document Category on the SEDAR Website
NI 43-101 Preliminary Economic Assessment (PEA) for the Yauricocha Mine, Peru (the “Yauricocha Technical Report”).	July 31, 2017	August 10, 2018	Technical Report

NI 43-101 Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico (the “Bolivar Technical Report”)	October 31, 2017	August 23, 2018	Technical Report

NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Chihuahua State, Mexico (the “Cusi Technical Report”)	August 31, 2017	August 2, 2018	Technical Report

Cautionary Statement – Forward Looking Information

This AIF contains “forward looking information” within the meaning of Canadian securities laws related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to: future production of silver, gold, lead, copper and zinc (collectively, the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha mine in Yauyos Province, Peru (the “Yauricocha Mine”), the Bolivar mine in Chihuahua, Mexico (the “Bolivar Mine”) and the Cusihuiriachic property in Chihuahua, Mexico (the “Cusi Mine”) and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; claims under U.S. securities laws; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; and credit risks.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors”. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency Information

All currency references in this AIF are in United States dollars unless otherwise indicated. References to “Canadian dollars” or the use of the symbol “C$” refers to Canadian dollars.

Corporate Structure

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act (the “CBCA”) on April 11, 1996 under the corporate name “Line Islands Exploration Inc.”. The articles were amended by a certificate of amendment dated December 9, 1999 changing the corporate name to “Dia Bras Exploration Inc.” The Company changed its name to “Sierra Metals Inc.” by a certificate of amendment dated December 5, 2012. On June 19, 2014, the Company’s articles were further amended to provide that meetings of shareholders may be held in (i) Canada, (ii) the United States of America or (iii) any city, municipality or other country in which the Company is doing business.

The registered principal office of Sierra Metals is located at 161 Bay Street, Suite 4260, Toronto, Ontario, Canada M5J 2S1. The head office of the Company’s Mexican subsidiaries is located at Calle Blas Cano de los Rios No 500, Colonia San Felipe, C.P 31203, Chihuahua, Chihuahua, Mexico. The head office of the Company’s Peruvian subsidiaries is located at Av. Pedro de Osma, 450 Barranco, Lima, Peru.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of direct and indirect subsidiaries, as follows:

General Development of the Business

Three-Year History and Recent Developments

2016

Peru

On January 28, 2016, the Company announced the discovery of a new high-grade sulfide zone, referred to as the “Esperanza” zone, located 400 meters north of the Central Mine area, along strike from current mining activities. The Esperanza zone returned the thickest sulfide intercepts in the 60-year mining history at Yauricocha.

The Company announced the results of its continuing drill program at Esperanza which revealed that the zone is open on strike to the North, and at depth, and comes as part of an ongoing drill program at this high priority target at the Yauricocha Mine.

On August 4, 2016, the Company reported that exploration development and test stope programs from the Esperanza zone had provided material which began to be processed at the Chumpe plant.

Recent exploration development and test stope programs from the Esperanza zone provided 54,000 tonnes of material in 2016 which was processed at the Chumpe plant, located in the Lima District, Peru.

On August 11, 2016, the Company announced the completion of an updated Mineral Reserve and Resource Estimate for the Yauricocha Mine which included a maiden Reserve and Resource Estimate for the recently discovered Esperanza Zone. See “Material Mineral Properties - Yauricocha Mine, Peru”.

On November 17, 2016, the Company announced the discovery of a new high-grade sulfide zone referred to as the “Cuye – Mascota” zone, located 200 meters north of the central mine area along strike and adjacent to its current mining activities. The discovery resulted from ongoing diamond drill brownfield exploration programs testing priority targets at the Yauricocha Mine.

The Company successfully transitioned from the previously operating surface hoist to a new Hepburn double drum 1100 HP production hoist currently installed on the 720 level, where it will service the Mascota Shaft and increase skipping capacity by 30,000 MT per month.

Mexico

Mine development at Bolívar during Q4 2016 totaled 1,112 m. Most of these meters (746) were developed to prepare stopes for mine production. The remainder of the meters (366) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping.

During Q4 2016, at the Cusi property, mine development of the mineralized structures at Promontorio and Santa Eduwiges Mine totaled 1,304 meters, and 4,750 meters of infill drilling was carried out inside the Mine.

On February 12, 2016, the Company reported a positive outcome in the legal dispute between Polo & Ron Minerals and Dia Bras Exploration Inc. (the Company’s previous name) and Dia Bras Mexicana, a subsidiary of the Company that holds its Bolivar and Cusi properties in Mexico. The Second Federal Collegiate Court on Civil and Labor Matters of the Seventeenth circuit in the State of Chihuahua (the “Federal Court”) issued a new judgment that the Eighth Civil Court of the Judicial District of Morelos in Chihuahua and the Fifth Civil Hall of the Superior Court of Justice of the State of Chihuahua (the “State Courts”) lacked jurisdiction to rule on issues concerning mining title and that no previous rulings by the State Courts against the Company would stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company continues to believe that the original claim is without merit and will continue to vigorously defend this claim.

2017

Peru

On May 1, 2017, the Company announced the discovery of a new high-grade oxide zone, referred to as the Esperanza North zone, which is located between the Esperanza zone and Cachi-Cachi Mine at the Yauricocha Mine. The Company also announced drilling results demonstrating the extension of the high-grade sulfide zone, referred to as the Cuye-Mascota zone, discovered in November 2016;

On October 26, 2017, the Company provided an updated Mineral Reserve Estimate for the Yauricocha Mine showing estimated Mineral Reserves of 8,917,000 tonnes averaging 48.3 g/t silver, 1.2% copper, 0.8% lead, 2.4% zinc and 0.5 g/t gold representing a 134% increase over the previous reserve estimate.

On December 19, 2017, the Company announced drilling results demonstrating new limestone replacement mineralization at the Cuye Zone extension located within the Central Mine at Yauricocha.

Mexico

On February 27, 2017, the Company announced the discovery of new high-grade silver intercepts occurring in the Santa Rosa de Lima complex located within the current Cusi Mine operational area. The discovery came as part of a reinterpretation of the Hydrothermal model and a drilling campaign consisting of 15,000 meters which began in December 2016.

On March 6, 2017, the Company announced the results of the initial drill program on the Bolivar property in Chihuahua State, Mexico and continues to define high grade silver-gold and polymetallic mineralization within the La Sidra vein. The mineralized zone currently extends to over 500 meters in length and to 300 meters in depth and is still open along strike and down dip.

Drilling programs also continued at Bolivar West with future plans to drill Bolivar North West (skarn ore deposit area) to define high grade copper with coincident strong chargeability and within resistivity zones detected during a recent 400 Hectare Titan 24 Induced Polarization (IP) survey conducted by Quantec Geosciences of Toronto, Ontario.

On April 19, 2017, the Company filed an updated NI 43-101 compliant reserve and resource estimate on the Bolivar Mine in Mexico. The report provided support for total indicated mineral resources of 9,335,000 tonnes averaging 18.1 g/t silver, 0.90% copper and 0.30 g/t gold, 1.23% CuEq and total inferred mineral resources of 9,055,000 tonnes averaging 17.9 g/t silver, 0.86% copper and 0.33 g/t gold, 1.20% CuEq, and total probable mineral reserves of 4,327,000 tonnes averaging 17.5 g/t silver, 0.85% copper and 0.31g/t gold, 1.18% Cu Eq.

On September 5, 2017, the Company announced assay results from a definition drilling program at the Bolivar West zone, which is adjacent to the current operations at the Bolivar Mine. The exploration programs have identified skarn ore deposits in the form of mantos in the area extending for eight kilometers. The brownfield drilling program was designed with a target of increasing the grades being mined at the Bolivar Mine and defining further mineral resources.

On October 4, 2017, the Company announced the initial results of a drilling program designed to test the anomalies of the Titan 24 Geophysical Survey on the Bolivar Property. The Titan 24 survey was completed to follow up on geophysical, geological and geochemical anomalies identified. The Titan 24 Geophysical survey was carried out to assist in mapping the extent of the mantos and structures containing copper and copper/zinc skarn mineralization for drill targeting in the immediate vicinity of the mine.

On December 29, 2017 the Company provided an updated Mineral Resource Estimate for the Cusi Mine. The updated Mineral Resource Estimate was the result of drilling programs completed between January 2014 and August 2017. The updated Mineral Resource Estimate disclosed the following:

•	Total Measured and Indicated Resources increased 129% to 4,557,000 tonnes from 1,990,000 tonnes previously reported; and Total Inferred Resources increased 36% to 1,633,000 tonnes from 1,200,000 tonnes previously reported;
•	Total Measured Mineral Resources of 362,000 tonnes averaging 225g/t silver, 0.55% lead, 0.68% zinc, 0.13 g/t gold for a total 268 g/t Ag Eq;
•	Total Indicated Mineral Resources of 4,195,000 tonnes averaging 217 g/t silver, 0.64% lead, 0.66% zinc, 0.21 g/t gold and 267 g/t AgEq; and
•	Total Inferred Mineral Resources of 1,633,000 tonnes averaging 158 g/t silver, 0.54% lead, 0.84% zinc, 0.16 g/t gold and 207 g/t AgEq.

Financing and Corporate Activities

Spin-Off of Cautivo Mining Inc.

On August 8, 2017, the Company completed the distribution of all of the common shares (“Cautivo Shares”) of its wholly-owned subsidiary, Cautivo Mining Inc. (“Cautivo”) and listing of the Cautivo Shares on the Canadian Securities Exchange. The Cautivo Shares were distributed to holders of the Company’s common shares of record as of 4:59 p.m. (Toronto time) on July 26, 2017 as a return of capital, reducing the Company’s shareholdings in Cautivo from 100% to nil.

Management Changes

On March 29, 2017, the Company announced that Mark Brennan tendered his resignation as President and Chief Executive Officer of the Company and on April 6, 2017, the Company announced the appointment of Mr. Igor Gonzales as President and Chief Executive Officer, effective May 1, 2017.

U.S. Listing and ATM Offering

On May 18, 2017, the Company announced that it filed a preliminary short form base shelf prospectus with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario, and a corresponding registration statement on Form F-10 (Registration No. 333-218076, the “Registration Statement”) with the SEC in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Registration Statement was declared effective by the SEC on July 7, 2017. Also on that date, the Company’s common shares were approved for listing on the NYSE American Stock Exchange (the “NYSE American”). The final shelf prospectus (the “Shelf Prospectus”) provides for offerings of up to C$75 million of common shares, warrants, units and subscription receipts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in a prospectus supplement.

On October 10, 2017, the Company announced that it entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC, H.C. Wainwright & Co., LLC, Scotia Capital (USA) Inc. and Noble Capital Markets, Inc. (collectively, the “Agents”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through the Agents, acting as agent and/or principal, such number of Common Shares as would result in aggregate gross proceeds to the Company of up to US$55 million. Sales of Common Shares through the Agents, acting as agent, will be made through “at the market” issuances on the NYSE American at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. On October 10, 2017, the Company also filed a prospectus supplement to the Shelf Prospectus for its at the market offering pursuant to the Sales Agreement. No Common Shares under such offering will be offered or sold in Canada.

As at the date of this AIF, the Company has not issued and sold any Common Shares pursuant to the Sales Agreement.

2018

Peru

The Company reported the results of a Preliminary Economic Assessment (“PEA”) for the Yauricocha Mine (press release dated June 27, 2018) yielding a 486% return on investment and after-tax NPV of US$393 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC.

On October 1, 2018, the Company confirmed the discovery of a new style of mineralization (copper - molybdenum porphyry). The results were from testing of the geophysical anomalies, in the quartz monzonite intrusive, in the eastern part of the mineralized area. This area is known as the Central Mine which is located between the Cuye and Esperanza zones. Prior evidence of copper-molybdenum porphyry mineralization had been observed on surface within the monzonite intrusive and had previously been sampled by Rio Tinto Zinc. Subsequently, drill core was sampled at 10-meter intervals over the entire hole length and the Company obtained 122 samples. A hole was drilled from the Klepetko Tunnel to test the priority anomaly located in the monzonite intrusive as this zone had high conductivity within the Intrusive. A copper-molybdenum mineralized porphyry was discovered.

The Company reported that its subsidiary Sociedad Minera Corona S.A. received approval for its Environmental Impact Assessment Study for the expansion of its tailings deposition facility at the Yauricocha Mine.

Mexico

On May 22, 2018, the Company provided an update to its Mineral Reserve and Resource Estimate for the Bolivar Mine. Total Probable Mineral Reserves for Bolivar are 7,925,000 tonnes averaging 19 g/t silver, 0.86% copper and 0.25 g/t gold, 1.14% CuEq** representing an 83% increase to the previous Probable Mineral Reserve Estimate. Total Indicated Mineral Resources for Bolivar are 13,267,000 tonnes averaging 22.5 g/t silver, 1.04% copper and 0.29 g/t gold, 1.37% CuEq** representing a 42% increase to the previous Indicated Mineral Resource estimate. Total Inferred Mineral Resources for Bolivar are 8,012,000 tonnes averaging 22 g/t silver, 0.96% copper and 0.30 g/t gold, 1.35% CuEq** representing an 11.5% decrease to the previous Inferred Mineral Resource Estimate.

The Company reported the results of a PEA for the Bolivar Mine (press release dated July 9, 2018) yielding a 550% return on investment and after-tax net present value of US$214 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC, and was filed on the SEDAR website on August 23, 2018.

On June 6, 2018, the Company announced results of an infill drilling program evaluating the continuity and characteristics of geophysical anomalies that were previously tested as part of a recent Titan 24 Geophysical Survey and deemed high value targets at the Bolivar Property. Drilling has identified and defined a new zone named Cieneguita which is an extension of the Bolivar Northwest structure and is situated in close proximity to the Bolivar Northwest zone with similar characteristics. The Company has completed a successful infill drilling program on those previously tested areas, which resulted in a new structure being defined which demonstrates the continuity of the previously defined wide high-grade copper structures. The potential for further extensions to the North of the Cieneguita zone remain open and there is strong evidence of further high priority geological and geophysical anomalies.

The Company reported the results of a PEA for the Cusi Mine (press release dated June 18, 2018) yielding a 75% internal rate of return and after-tax NPV of US$92 million at an 8% discount rate. The PEA was compiled under NI 43-101 standards by Mining Plus Peru SAC.

On June 29, 2018, the Company announced that the development program at the Cusi Mine has confirmed a wide, high-grade silver stockwork zone located within the Santa Rosa de Lima vein complex. This mineralized zone extends to over 100 meters in length, 40 meters in width and 70 meters in height. The increased potential resources defined will allow the Company to utilize the highly productive exploitation method of sublevel caving and help achieve its economic objectives at the Cusi Mine.

Financing and Corporate Activities

Closing of New Senior Secured US$100 Million Corporate Credit Facility

On March 11, 2019, the Company entered into a new six-year senior secured corporate credit facility (“Corporate Facility”) with Banco de Credito del Peru that provides funding of up to US$100 million effective March 8, 2019. The Corporate Facility provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company will also use the proceeds of the Corporate Facility to repay existing debt balances in the near term.

The most significant terms of the Corporate Facility are as follows:

-	Term: 6-year term maturing March 2025
-	Principal Repayment Grace Period: 2 years
-	Principal Repayment Period: 4 years
-	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default.

Initiation of Normal Course Issuer Bid with 1.5 Million Share Target

On December 11, 2018, the Company approved a share repurchase program in the form of a normal course issuer bid (the “NCIB”) in the open market through the facilities of the Toronto Stock Exchange (the “TSX”) and other Canadian marketplaces / alternative trading systems. Pursuant to the NCIB, the Company proposes to repurchase for cancellation up to 1,500,000 Common Shares, which represented approximately 0.92% of the issued and outstanding Common Shares as at December 11, 2018.

In connection with its implementation of the NCIB, Sierra Metals obtained TSX approval of its notice of intention to make a normal course issuer bid (the “Notice”). The Notice provided that the Company may purchase up to 1,500,000 Common Shares through the facilities of the TSX and other Canadian marketplaces / alternative trading systems during the 12-month period commencing on December 17, 2018 and ending on or before December 16, 2019. Any Common Share purchases made pursuant to the NCIB will be at the prevailing market price at the time of the transaction, purchased in accordance with the policies of the TSX and conducted by CIBC Capital Markets. In accordance with TSX rules, any daily purchases made under the NCIB are limited to a maximum of 4,214 Common Shares, which represents 25% of the average daily trading volume of 16,858 Common Shares on the TSX for the six months ended November 30, 2018. However, the Company may make one block purchase per calendar week which exceeds the daily repurchase restriction, up to and including the maximum annual aggregate limit of 1,500,000 Common Shares. Once the block purchase exception has been relied on, the Company may not make any further purchases under the NCIB for the remainder of that calendar day. As of December 31, 2018, the Company had not purchased any Common Shares under the NCIB; however, in January 2019, the Company purchased a total of 40,112 Common Shares under the NCIB.

Repayment of FIFOMI Loan in Mexico

During February 2019, the Company repaid the remaining US$1,657 owed on Dia Bras Mexicana’s loan from FIFOMI. This repayment prior to the loan’s maturity date did not result in any financial penalties and was within the terms of the agreement.

Description of the Business

General

Summary

Sierra Metals is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s strategic focus is to continue being a profitable, low-cost, mid-tier precious and base metals producer. The Company plans to continue growing its production base through exploration investments within its properties. The Company has high returns on invested capital and strong cash flow generation as key priorities.

The Company has mining properties at several stages of development and manages its business on the basis of the geographical location of its mining projects. The Peruvian operation (Peru) includes the Yauricocha Mine and its near-mine concessions. The Mexican Operation (Mexico) includes the Bolivar and Cusi mines both located in the Chihuahua State, Mexico, their near-mine concessions and the Mexican exploration and early stage properties.

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company plans to focus on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company produces lead, copper and zinc concentrates from its polymetallic circuit; copper and lead oxide concentrates from the lead oxide circuit at its Yauricocha Mine in Peru; copper concentrates at its Bolivar Mine in Mexico; and a silver-lead concentrate at its Cusi Mine in Mexico. These concentrates are sold to international metal traders who in turn sell and deliver these products to different clients around the world.

The breakdown of revenue from metals payable by product for 2016, 2017 and 2018 is as follows:

By Revenue (%)	2016	2017	2018
Silver	27%	15%	16%
Copper	28%	31%	37%
Lead	18%	14%	11%
Zinc	22%	38%	35%
Gold	5%	2%	1%

Peru – Yauricocha Mine

Mining at Yauricocha is completed by various extraction methods, principally sublevel caving and overhand cut and fill stoping. Ore is transported via underground rail to the on-site Chumpe mill for processing. The Chumpe mill processes ores produced by Yauricocha using crushing, grinding and flotation. Three types of ore are processed: polymetallic, copper and lead oxide. These ore types are processed in two separate milling circuits; the polymetallic circuit treats polymetallic and copper ores and the lead oxide circuit treats the lead oxide ores.

Mexico – Bolivar Mine

At the Bolivar Mine, mining is done by room-and-pillar and sublevel stoping methods. Extracted ore is trucked 5 kilometers to the Company’s Piedras Verdes mill, which is a conventional flotation processing plant.

Mexico – Cusi Mine

Mining at the Company’s Cusi Mine is completed by cut and fill method. Mined development rock is trucked 37 km via flat, paved roads to the Company’s Malpaso mill, which is a conventional flotation processing plant. The plant has two circuits: 1) the Triunfo circuit rated at 500-600 tpd depending on the work index of the rock being processed; and 2) the Malpaso circuit rated at 250-350 tpd, again depending on the work index.

Exploration Properties

Of the several exploration properties in Mexico held by the Company, two have had work done by the Company and are considered properties of merit: Bacerac and Batopilas. The others, such as Arechuyvo and Maguarchic, have not had work performed on them because they are considered to be of lower priority for allocation of resources such as personnel and funds.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environmental issues, permitting, social issues, and accounting. The Company has adequate employees with experience in these specialized areas to meet its current needs.

Competitive Conditions

The mining and exploration industry is competitive in all aspects. The Company competes with other mining companies, many of whom have greater financial resources, operational experience or technical capabilities than Sierra, in connection with the acquisition of properties producing, or capable of producing, precious metals. In addition, the Company also competes for the recruitment and retention of qualified employees and consultants.

Changes to Contracts

The Company does not anticipate that its business will be materially affected in the current financial year by the renegotiation or termination of any contracts or sub-contracts.

Metal Price Volatility

The profitability of the Company’s operations may be significantly affected by changes in the market price of the precious and base metals that it produces. The economics of producing precious and base metals are affected by many factors, including the cost of operations, variations in the grade of ore mined and the price of the precious and base metals. Depending on the price of precious and base metals that it produces, the Company may determine that it is impractical to commence or continue commercial production. The price of precious and base metals fluctuates widely and is affected by numerous industry factors beyond the Company’s control, such as the demand for precious and base metals, forward selling by producers and central bank sales and purchases of precious and base metals. The price of gold and silver is also affected by macro-economic factors, such as expectations for inflation, interest rates, the world supply of mineral commodities, the stability of currency exchange rates and global or regional political and economic situations. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political systems and developments. The price of precious and base metals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be uneconomic.

Any significant drop in the price of precious and base metals adversely impacts the Company’s revenues, profitability and cash flows. In addition, sustained low gold price may:

o	reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at prevailing prices;
o	cause the cessation or deferral of new mining projects;
o	decrease the amount of capital available for exploration activities;
o	reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or
o	cause the write-off of an asset whose value is impaired by low metal prices.

There can be no assurance that the price of precious and base metals will remain stable or that such prices will be at a level that will prove feasible to begin development of its properties, or commence or continue commercial production, as applicable.

Environmental Protection

The Company is currently in material compliance with all applicable environmental regulations applicable to its exploration, development, construction and operating activities. The financial and operational effects of environmental protection requirements on capital expenditures, earnings and expenditures during the fiscal year ended December 31, 2018 were not material.

Employees

As at December 31, 2018, the Company and its subsidiaries had 742 employees in Peru, 696 employees in Mexico, and 7 employees in Canada.

Social or Environmental Policies

The Company has built strong relationships with the communities in which it operates and is committed to complying in all material respects with all environmental laws and regulations applicable to its activities.

Foreign Operations

Doing Business in Peru

Peru is a democratic republic governed by an elected government which is headed by a president who serves for a five-year term.

In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. The surface land rights are distinct from the mining concessions. The government retains ownership of mineral resources, but the titleholder of the concessions retains ownership of extracted mineral resources. Peruvian law requires that all operators of mines in Peru have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. Mining concessions allow for both exploration and for exploitation.

Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register and the Ministry of Energy and Mines. The only exception to this rule is that foreigners cannot acquire or possess mining concessions within 50 kilometers of the border, unless an exception based on public necessity or national interest is granted by the President of Peru by means of a Supreme Decree.

The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products. Pursuant to environmental laws applicable to the mining sector, holders of mining activities are required to file and obtain approval for an Environmental Impact Assessment, which incorporates technical, environmental and social matters, before being authorized to commence operations.

The Environmental Evaluation and Oversight Agency (“OEFA”) monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards. The following main permits are generally needed for a project: Start-Up Authorization; Certificate for the Inexistence of Archaeological Remains (CIRA); Environmental Impact Assessment (EIA); Mine Closure Plan; Beneficiation Concession; Water Usage Permits and Rights over surface lands.

Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The current corporate income tax rate is 29.5%.

In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a Stability Agreement, an additional 2% premium is applied on the regular corporate income tax rate. The Company has not signed a Stability Agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon” by the Central Government back to the regional and local authorities of the area where the mine is located.

In Peru, the current dividend tax rate of 5% is imposed on distributions of profits to non-residents and domiciled individuals by resident companies and by branches, permanent establishments and agencies of foreign companies.

As of 2004, holders of mining concessions are required to pay the government a Mining Royalty as consideration for the exploitation of metallic and non-metallic minerals. Payment of mining royalties shall be completed on a quarterly basis and is calculated based on the greater of either: (a) an amount determined in accordance with a statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit; and (b) 1% of the company’s net sales, in each case during the applicable quarter. The royalty rate applicable to the company’s profit is based on its operating profit margin according to a statutory scale of rates that range between 1% and 12%. Mining royalty payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

The Special Mining Tax (“SMT”) is a tax imposed in parallel with the Mining Royalty described above. The SMT is applied on operating margin profit based on a sliding scale, with progressive marginal rates ranging from 2.0% to 8.4%. The tax liability arises and becomes payable on a quarterly basis. The SMT applies on the operating margin profit derived from sales of metallic mineral resources, regardless of whether the mineral producer owns or leases the mining concession. SMT payments are deductible as expenses for income tax purposes in the fiscal year in which such payments are made.

Doing Business in Mexico

Mexico is a federal presidential representative democratic republic, where the President is both head of state and head of government. The current government of Mexico is guided by the 1917 constitution. The President is the head of the executive branch, the commander-in-chief of the armed forces and also the head of state. The President of Mexico is elected by an absolute majority of the federal entities. Mexico’s President is elected for six years and cannot be re-elected. The President is mandated to appoint and dismiss cabinet ministers and nearly all other officials of the executive.

The mining industry in Mexico is controlled by the Secretaría de Economía – Dirección General de Minas which is located and administered from Mexico City. In Mexico, mining activities include extraction activities independent from petroleum, natural gas and radioactive minerals, and certain non-metallic minerals such as construction and ornament materials, some of which are not subject to the mining legislation. In addition to the extraction activities, mining, smelting and refining activities are also considered as part of the mining industry, which are jointly known as mining-metallurgic activities. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican law (which could be wholly owned by foreign investors). The construction of processing plants requires further governmental approvals (e.g. local and municipal permits).

In Mexico, surface land rights are distinct from the mining concessions. The holder of a mining concession is granted the exclusive right to explore and develop a designated area. Mining concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the concession holder as a matter of law, if all regulations have been complied with. During the final five years of this period, the concession holder may apply for one additional 50-year period, which shall be granted provided all other concession terms have been complied with. Mining rights in Mexico can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Registry of Mining and that the assignee is qualified to hold a concession (i.e. a Mexican national or a Mexican company incorporated under Mexican law having mining activities as its main corporate purpose). Securities can be imposed to mining concessions. The instrument formalizing the corresponding security shall be also registered before the Mining Public Registry.

Concessionaires must perform work each year that begins within ninety days of the concession being granted. Concessionaires must file proof of the work performed each May. Non-compliance with these requirements is cause for cancellation only after the authority communicates in writing to the concessionaire any such default, granting the concessionaire a specified time frame in which to remedy the default.

In Mexico, there are no limitations on the total amount of mining concessions or on the amount of land that may be held by an individual or a company. Excessive accumulation of concessions is regulated indirectly through the duties levied on the property and the production and exploration requirements as outlined below.

Three different fees or royalties applicable to the mining activity in Mexico exist as per the Federal Fees Law (LFD). Such fees are as follows:

o	Special mining fee

This fee shall be calculated at a 7.5% rate over the positive difference resulting from subtracting the deductions allowed in the Mexican Income Tax Law (MITL) from the income resulting from the revenue of the mining activity.

However, for the purposes of calculating the basis of this fee, the LFD does not allow to take into account several expenses that may be incurred by the mining taxpayers. Such expenses involve investments not related to mining prospecting and exploration, as well as tax losses not yet amortized and incurred in previous fiscal years.

Mining concessionaires and assignees shall be exempted from the payment of this fee exclusively for the use, enjoyment, or exploitation of coal gas deposits.

o	Additional mining fee

This fee shall be incurred based on the maximum rate of the mining fee set forth in Article 263 of the LFD per concession’s hectare. Usually, this fee is nominal.

o	Extraordinary mining fee

This fee shall be calculated at a 0.5% rate over the income resulting from the sale of gold, silver, and platinum, without any deduction.

Control over Subsidiaries

Corporate Governance

The Company has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Board of Directors of the Company (the “Board”) and implemented by the Company’s senior management. The relevant features of these systems are set forth below.

The Company’s corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over, the operations of its subsidiaries. The Company, as the ultimate shareholder, has internal policies and systems in place which provide it with visibility into the operations of its subsidiaries, including its subsidiaries operating in emerging markets, and the Company’s management team is responsible for monitoring the activities of the subsidiaries.

The Company, directly or indirectly, controls the appointments of all of the directors and senior officers of its subsidiaries. The directors of the Company’s subsidiaries are ultimately accountable to the Company as the shareholder appointing him or her, and the Board and senior management of the Company. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.

Further, signing officers for subsidiary foreign bank accounts are either employees of the Company or employees of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

Strategic Direction

While the mining operations of each of the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

Internal Control Over Financial Reporting

The Company prepares its consolidated financial statements on an annual basis in accordance with IFRS as issued by the International Accounting Standards Board and on a quarterly basis in accordance with IFRS as applicable to interim financial reports including International Accounting Standard 34, Interim Financial Reporting. This requires financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with the relevant reporting framework and securities laws.

The responsibilities of the of the Board include oversight of the Company’s internal control systems including those systems to identify, monitor and mitigate business risks as well as compliance with legal, ethical and regulatory requirements.

Regional Experience

The directors and executive officers of the Company have significant experience conducting business in Peru and/or Mexico, including (i) international corporate finance and mergers and acquisitions experience in Peru and/or Mexico, (ii) planning, supervising and managing experience with mining operations in Peru and/or Mexico, (iii) executive officers and/or directors with experience with other publicly-listed mining companies with operations in Peru and/or Mexico, and (iv) visiting the Company’s projects in Peru and Mexico on a regular basis. Further, Alberto Arias (Director), Dionisio Romero (Director), Jose Vizquerra Benavides (Director), Igor Gonzales (Chief Executive Officer), Gordon Babcock (Chief Operating Officer), Ed Guimaraes (Chief Financial Officer), Alonso Lujan (Vice President, Exploration) and Andrew Dunlop (Corporate Controller) are all either fluent or proficient in Spanish.

Material Mineral Properties

The Company has three material projects described below. To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s material mineral projects, the Company has opted, as permitted by the Instrument, to reproduce the summaries from the technical reports on the respective material properties and to incorporate by reference each such technical report into this AIF.

Yauricocha Mine, Peru

The Company owns 81.84% of Corona, which in turn owns 100% of the Yauricocha Mine.

Yauricocha Technical Report

The following is the summary section of the Yauricocha Technical Report, prepared by Mining Plus Peru SAC, and reviewed by Qualified Persons Enrique Rubio, Ph.D. (of Redco Mining Consultants (“Redco”)), Matthew Hastings, MSc Geology, MAusIMM CP (of SRK Consulting (U.S.), Inc. (“SRK”)) and Augusto Chung, FAusIMM CP (of the Company). The full text of the Yauricocha Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Yauricocha Technical Report.

“Executive Summary

Sierra Metals Inc., (Sierra) formerly known as Día Bras Exploration Inc., engaged various specialist groups to evaluate how, on a conceptual level, mining, mineral processing, and tailings management could be adapted at the Yauricocha mine and Chumpe plant to achieve a sustainable and staged increase in mine production and mill throughput.

Sierra’s Yauricocha Mine and Chumpe plant (combined to form the Property) in the Junín region of Peru has been producing and processing polymetallic mineral for more than 50 years, production from the mine is processed at the company’s Chumpe Plant.

Mineralization at the Property is genetically and spatially related to the Yauricocha stock; 6 skarn bodies host mineral resources around the margins of the stock. Near surface mineral is exhausted but significant mineral resources are reported at depth, over 13Mt of measured and indicated resources and a further 6.5Mt of inferred resources were reported in the SRK resource - Effective date - July 31st, 2017 (Table 1-1).

Table 1-1: Summary of resource reported by SRK, November 19, 2017

Category	Tonnes(kt)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Density
Measured	3,094	69.97	0.79	1.72	1.23	3.20	3.74
Indicated	10,111	59.91	0.60	1.46	0.83	2.67	3.80
Measured + Indicated	13,205	62.26	0.65	1.52	0.92	2.79	3.79
Inferred	6,632	43.05	0.55	1.19	0.47	2.16	3.71

(1)	Mineral Resources that are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.
(2)	Mineral Resources are reported at cut-off values based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs***).

* Metal price assumptions considered for the calculation of unit values are: Gold (US$1,255/oz), Silver (US$17.80/oz), Copper (US$2.60/lb), Lead (US$1.01/lb), and Zinc (US$1.25/lb).

** Metallurgical recovery assumptions for the Yauricocha Mine are variable and dependent on mineralization style and orebody type.*** The cut-off value for the Yauricocha Mine are variable and dependent on mining method and process/recovery costs, which vary between US$41/t and US$48/t. These values include static processing US$7.40/t and G&A US$3.90/t costs.

(3)	SRK and Sociedad Minera Corona (SMCSA) utilized either Ordinary Kriging (OK) or Inverse Distance Weighting (IDW) to interpolate grade in all resource areas.

The geometry and grade of mineralization at Yauricocha lends itself to sub-level caving mining and accounted for more than 98% of total current mineral production (3,000 tpd). Mineral and waste is hoisted to the 720 level and is carried by electric locomotive to the Chumpe plant for processing. Yauricocha has three hoisting shafts with a combined capacity of 4,500 tpd at the current waste to mineral ratio of 0.5:1.

Sierra commissioned Redco to evaluate, on a conceptual level, how production at Yauricocha could be increased. Redco determined that with the introduction of mineralized bodies that are part of the resource, production could be increased to 5,500 tpd using the same sublevel caving mining method configuration. Production increases will require a significant amount of advanced development and expansion of infrastructure. The existing hoisting system does not have the capacity to maintain current production and accommodate additional waste associated with the advanced development.

Sierra is constructing a fourth shaft with a hoisting capacity of 5,900 tpd. When this shaft is completed (expected mid-2020), the combined hoisting capacity will be 10,400 tpd. Advanced development ahead of increased production will increase the waste to mineral ratio.

As part of their evaluation, Redco assumed that:

o	Established operating costs of US$ 55.95/t would be used in the mine plan
o	Operating costs per tonne would reduce to US$ 40.00/t when production rates reached 5,500 tpd.
o	Factors that could negatively impact production as the mine extends to depth are increased dewatering challenges and increased potential for mud-rush.

Redco determined that:

o	With the completion of the Yauricocha shaft, production rates could be increased
o	Conceptual economic analysis indicates that 5,500 tpd mineral production is the optimal mine output, which represents a production increase of 66% on current output
o	Based on the current resource and proposed 5,500 tpd optimal mine output, the Life of Mine (LoM) is 9 years
o	Throughout the LoM 125 km of waste development and 29 km of development in mineral will be required
o	The processing capacity of the Chumpe plant will need expanding from 3,000 tpd if it is to process increased mine output
o	Tailings capacity will need expanding to handle tails from the Chumpe Plant.
o	LoM capital requirements (Mine, Plant, Closure) to realise the proposed mine plan (5,500 tpd) are estimated at US$ 238 M.
o	Risks to the proposed mine plan are limited as Yauricocha is an established operation with proven mining methodology, mineral processing and metallurgical recovery, however, some risks are highlighted:
o	The proposed mine plan is dependent on permitting, timings of permit approval process are not considered in the proposed mine plan
o	The proposed mine plan considers hoisting of material beyond the capacity of the current hoisting system during 2018 and 2019
o	Subsidence related to sub-level caving is recorded around the Central and Mascota shafts. These shafts are critical for the ingress and egress of material, if continued subsidence impacts the hoisting capacity of these shafts the proposed mine plan would be significantly impacted. Contingency planning in case of a failed shaft is not considered in the proposed mine plan
o	The proposed mine plan considers inferred resources which are low confidence and are not suitable for the application of economic factors. Further drilling will improve confidence in these resources and better determine their potential economic viability
o	Dewatering and ventilation demands will increase with depth and properly engineered solutions are needed if the mine plan is to be implemented
o	Mud-rush is a known issue at Yauricocha and potential for mud-rush is likely to increase at depth. Mitigating this risk is essential to the proposed mine plan
o	The Chumpe processing plant will need to be expanded to handle increased throughput
o	Tailings storage capacity will need to be expanded to handle increased waste from the processing plant.

Economic Analysis

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The economic analysis includes inferred mineral resources. This PEA is preliminary in nature and there is no certainty that the PEA will be realized.

The PEA calculates (Table 1-2) a Base Case after – tax Net Present Value (NPV) of US$ 393 M with an after-tax Return of Investment (ROI) of 486% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total US$ 238 M. The payback period for the Life of Mine (LoM) capital is estimated at 4.1 years. Operating costs of the LoM total US$ 593 M, equating to an operating cost of US$ 43.86 per tonne milled. Based on this economic analysis, the proposed mine plan should be investigated further and better refined.

Table 1-2: Plan considered in the PEA

PEA Highlights Base case of US$1,323/oz Gold, US$18.68/oz Silver, US$0.98/lb Lead, US$1.19/lb Zinc, US$3.15/lb Copper.	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	393
Return On Investment (ROI)	ROI%	486
Mill Feed	Tonnes (Millions)	13.5
Mining Production Rate	t/year	1,800,000
LOM Project Operating Period	years	9
Total Capital Costs	US$ M	238
Net After – Tax Cashflow	US$ M	532
Total Operating Unit Cost	US$/t	43.86
LOM Gold Production (Payable)	oz	17,621
LOM Silver Production (Payable)	oz	11,408,281
LOM Lead Production (Payable)	t	87,881
LOM Zinc Production (Payable)	t	281,746
LOM Copper Production (Payable)	t	102,821

Additional Disclosure from the Yauricocha Technical Report

In addition to the summary from the Yauricocha Technical Report reproduced above, certain additional information from the Yauricocha Technical Report is summarized below:

Property Location

The Yauricocha Mine is located in the Alis district, Yauyos province, department of Lima approximately 12 km west of the Continental Divide and 60 km south of the Pachacayo railway station. The active mining area within the mineral concessions is located at coordinates 421,500 m east by 8,638,300 m north on UTM Zone 18L on the South American 1969 Datum, or latitude and longitude of 12.3105⁰ S and 75.7219⁰ W. It is geographically in the high zone of the eastern Andean Cordillera, and within one of the major sources of the River Cañete, which discharges into the Pacific Ocean. The mine is at an average altitude of 4,600 masl.

Geology and Mineralization

Mineralization at the Yauricocha Mine is represented by variably oxidized portions of a multiple-phase polymetallic system with at least two stages of mineralization, demonstrated by sulfide veins cutting brecciated polymetallic sulfide mineralized bodies. The mineralized bodies and quartz-sulfide veins appear to be intimately related and form a very important structural/mineralogical assemblage in the Yauricocha mineral deposit.

All parts of the property with historic exploration or current production activity are in the current area of operations. This area is nearly centred within the concession boundary and there is both space and potential to expand the resources and the operation both directions along the strike of the Yauricocha Fault. Minera Corona has developed local classifications describing milling and metallurgical characteristics of mineralization at Yauricocha: polymetallic, oxide, and copper. Polymetallic mineralization is represented by Lead-Zinc sulfides, often with significant Silver values, oxide refers to mineralization that predominantly comprises oxidized sulfides and resulting supergene oxides, hydroxides and/or carbonates (often with anomalous Gold), and the copper classification is represented by high values of Cu with little attendant Lead-Zinc.

Status of Exploration, Development and Operations

The Yauricocha mining district contains multiple polymetallic deposits represented by skarn and replacement bodies and intrusion-hosted veins related to Miocene-era magmatism. Mineralization is strongly structurally-controlled with the dominant features being the Yauricocha Fault and the contact between the Jumasha limestones and the Celendín Formation (especially the France Chert). Exploration is being conducted to expand the mineralized zones currently being exploited as well as on prospects in the vicinity of the operations.

Exploration in or close to the mining operations is of higher priority since it is performed under existing governmental and community permits. Any exploration success can be quickly incorporated into defined resources and reserves and thus the business plan.

Recommendations

The results of the PEA support the continued advancement of investigations to increase mine production and processing plant throughput at the Yauricocha Mine.

Further definitive studies are required to better define the economic potential of the Yauricocha Mine to support increased production, include:

o	Undertake detailed engineering to determine the operational risk and how to control the impact of subsidence around the Central and Mascota shafts.
o	Detailed engineering to confirm mine infrastructure requirements (i.e. ventilation, compressed air, electrical and dewatering).
o	Conduct infill-drilling of inferred resources considered in the PEA.
o	Determine the requirements and timelines to acquire new permits or updated existing permits as required to operate at 5,000 tpd.
o	Investigate, in detail, factors such as the cost of power, pumping, tailings and waste rock management, ventilation.
o	Refine cut-off values based on the outcome of the studies and investigations recommended above.
o	Any changes to the production rate of Yauricocha should be reflected in an updated waste management plan.
o	Investigation in to legal and permitting requirements to action mine plan changes

Bolivar Mine, Mexico

The Company owns 100% of the Bolivar Mine.

Bolivar Technical Report

The following is the summary section of the Bolivar Technical Report, prepared by Mining Plus Peru SAC, and reviewed by Qualified Persons Enrique Rubio, Ph.D. (of Redco), Giovanny Ortiz, BSc Geology, FAusIMM CP (of SRK) and Augusto Chung, FAusIMM CP (of the Company). The full text of the Bolivar Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Bolivar Technical Report.

“Executive Summary

Introduction

Sierra Metals Inc. own and operate the Bolivar Mine and Piedras Verdes processing plant (combined to form the Property) located in the Piedras Verdes District of Chihuahua State, Mexico, approximately 250 kilometres southwest of the city of Chihuahua. The Property consists of 14 mineral concessions totaling 6,800 hectares.

Sierra Metals Inc., formerly known as Día Bras Exploration Inc., engaged various specialist groups to evaluate how, on a conceptual level; mining, mineral processing, and tailings management could be adapted at the Property to achieve a sustainable and staged increase in mine production and mill throughput. This Technical Report is a Preliminary Economic Assessment (PEA) prepared and filed in accordance with National Instrument 43-101 and Form 43-101F1.

Geology

The Bolivar Mine exploits Cu-Zn skarn mineralization and is one of many precious and base metal deposits of the north-northwest trending Sierra Madre belt in the states of Chihuahua, Durango and Sonora in north western Mexico. Stratigraphy exerts a strong control on mineralization, calcic beds host predominantly host zinc mineralization and underlying dolomitic beds host copper dominant mineralization. Highest grades develop in areas of structurally controlled brecciation around the margins of intrusions.

Resource

This PEA considers indicated and inferred resources reported by SRK on June 28th, 2018 with an effective date as of October 31, 2017. By definition resources have not had modifying economic factors applied to them and they are not demonstrated to be economically viable.

Table 1-1: Resource Summary

Class	Tonnes(000’s)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (koz)	Au (koz)	Cu (t)
Indicated	13,267	22.5	0.29	1.04	9,616	124	137,537
Inferred	8,012	22.4	0.42	0.96	5,779	109	76,774

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold and silver assays were capped where appropriate.
(2)	Mineral resources are reported at cut-off values based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$17.59/t), processing costs (US$ 8.33/t), and general and administrative costs (US$2.41/t).

(3)	The metal value COG for the Bolivar Mine is US$ 29.00 /t. No mineral resources are reported for the remaining pillars.

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.

**Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

(4)	The resources were estimated by David Keller of SRK consulting (Canada) using Ordinary Kriging (OK), and reviewed and validated by Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person.
(5)	Note: Mining has continued since the publication of this resource and resources have not been subsequently depleted.

Mining

A sustainable mine production of 3000 tpd is achieved at the Bolivar Mine using a combination of room and pillar and longhole stoping mining. Redco Mining Consultants (Redco) were commissioned by Sierra Metals to determine how mine production could be increased sustainably and also to define the optimal economic rate of mine production. Redco determined that the optimal rate of production is 5000 tpd and that a three-year period of advanced development would be required to achieve this production increase. Redco deemed that a capital investment of $62 M was needed to fund mine development and the acquisition of mine fleet.

Proposed production increases are based on the phasing out of room and pillar mining and the deployment of longhole stoping throughout the mine. Compared to room and pillar mining, longhole stoping offers the advantages of increased productivity and increased mine recoveries.

Longhole stoping in areas of shallower dipping mineralized bodies will increase total dilution compared to room and pillar mining, shallower dipping bodes are diluted up to 53% compared to more vertical bodies where total anticipated dilution can be much less at 17%.

Mineral Processing

The Piedras Verdes processing plant, located 8.2 kilometres from the Bolivar Mine, uses a conventional crushing-milling-flotation circuit to recover mineral and to produce commercial quality copper concentrates with silver and gold by-product credits.

The Piedras Verdes processing plant currently processes 3000 tpd and achieves recoveries of Cu 83%, Au 64% and Ag 78% all deported to a copper concentrate. Piedras Verdes previously recovered zinc, equipment related to the zinc recovery circuit is idle at the plant. Sierra metals determined that throughput at the plant could be increased to 5000 tpd, this increase requires a capital expenditure of $9.7 M over a three-year period. Throughput increases are dependent on:

o	Overhauling and repurposing of idle equipment installed at the plant
o	Overhauling and or replacement of active equipment, which will require a temporary shutdown of processing operations
o	Purchase of mobile jaw and cone crushers for the crushing circuit; Sierra Metals determined that compared to fixed equipment, mobile equipment has a similar cost but offers more flexibility and does not require civil works and engineering ahead of installation
o	Increase in tailings storage capacity.

Transmin have identified various areas for potential efficiency gains and processing improvements at the Piedras Verdes Plant, these areas of improvement are not considered in the mine plan are being investigated by Sierra Metals:

o	Magnetic separation
o	Removal of fines ahead of primary crushing
o	Conversion of an idle conditioning tank to a flash flotation tank
o	Introduction of a secondary milling circuit
o	Union of milling outflow distribution to a single cluster of 10 hydro cyclones

Tailings Management

The current conventional tailings storage facility has capacity to store tailings until year end 2019 at a production rate of 3000 tpd. Anddes were commissioned by Sierra Metals to develop preliminary designs for a tailings storage facility with capacity to store 14Mt of tailings, is estimated to cost $4M and will be constructed in stages. Construction of a starter dam for a new filtered/dry-stack tailings storage facility has begun.

The 14 Mt storage capacity of the new facility is 4.6 Mt less than that required to store all the tailings associated with the proposed mine plan; additional tailings storage is required if the proposed mine plan is to be realised.

Economic Analysis

Redco undertook an Economic Analysis of their proposed mine plan combined with other factors including modifications to the Piedras Verdes processing plant and tailings storage facilities.

The PEA estimates a base case after – tax Net Present Value (NPV) of US$214 million, with an after-tax return on investment of 550% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total US$ 96 M. The payback period for the Life of Mine (LoM) capital is estimated at 3.4 years. Operating costs of the life of mine total US$ 359 M, equating to an operating cost of US$ 21.18 per tonne milled.

Copper ores from Gallo Inferior, El Salto, Bolivar West and Bolivar North West in flotation laboratory tests float readily in the first 2 to 4 minutes with finer grinding (55 to 60% minus 200 mesh) achieving rougher recovery between 85% to 90%. It is recommended to use 85% Cu recovery since the installation of the third ball mill is currently in progress and planned to be on line Q1-2019. Therefore, the metallurgical recoveries used in the evaluation are 85% Cu, 78% Ag and 64% Au.

Table 1-2: Economic Analysis Summary

PEA Highlights Base case of $1,291/oz Gold, $18.25/oz Silver, $3.00/lb. Copper	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	214
Return on Investment	ROI (%)	550
Mill Feed	Tonnes (Mt)	16.9
Peak Mining Production Rate	t/year	1,800,000
LOM Project Operating Period	Years	11
Total Life of Mine (LoM) Capital Costs	US$ M	96
Net After – Tax Cashflow	US$ M	303
Total Operating Unit Costs	US$/t	21.18
LOM Gold Production (Payable)	oz	86,472
LOM Silver Production (Payable)	oz	7,013,157
LOM Copper Production (Payable)	t	114,537

Critical Risks

o	Heavy reliance on inferred resources as the basis of the mine plan
o	Mid to long term availability of tailings storage capacity

Recommendations

PEA’s are based on resources that are not demonstrated to be economically viable. Based on the Economic Analysis of the proposed mine plan presented in this PEA, more definitive, studies are recommended.

Advancement of the proposed mine plan should consider the following:

o	Geotechnical investigation should be extended to areas of the mine that are not currently in production but are considered in the mine plan
o	Ventilation in the Bolivar mine is currently based on natural air flow which is influenced by atmospheric conditions on surface. Proposed production increases and associated machinery movement are likely to have a negative impact on air quality, to ensure safety in the mine, ventilation modelling is recommended based on which a ventilation plan should be defined
o	The resources considered in the proposed mine plan are classed as either inferred or indicated. Further exploration drilling and exploration mine development should be undertaken to increase confidence in the resources used in the mine plan. The proposed mine plan should be refined when additional information is available
o	The classification of mining blocks based on NSR value and proximity to other blocks could exclude potential mine feed from the proposed mine plan, subsequent revisions of the mine plan should consider blocks above the NSR marginal cut-off that are not necessarily immediately adjacent to other mine blocks above the economic NSR cut off. A ratio of development meters required for access compared to potential tonnages could be used to determine potential economics
o	Longhole stoping is considered in areas where bodies dip up to 70 degrees, this introduces significant dilution, other mining methods should be considered in such areas as they could reduce dilution.”

Additional Disclosure from the Bolivar Technical Report

In addition to the summary from the Bolivar Technical Report reproduced above, certain additional information from the Bolivar Technical Report is summarized below:

Property Location

The Bolivar property is located in Chihuahua, Mexico, in the municipality of Urique. The property is situated in the rugged, mountainous terrain of the Sierra Madre Occidental, approximately 250 km southwest of the city of Chihuahua and approximately 1,250 km northwest of Mexico City. The geographic centre of the property is 27°05’N Latitude and 107°59’W Longitude. It is roughly bounded to the northeast by the Copper Canyon mine (50 km from the Bolivar mine), to the south by the El Fuerte river (18 km), to the north by the village of Piedras Verdes (5 km), and to the northwest by the town of Cieneguita (12.5 km).

Mineral Titles

Día Bras wholly holds mineral concession titles allowing exploration and mining within 14 concessions (6,800 ha) that make up the project area. Production from the Bolivar Mine is not subject to any royalties; however, the concessions are subject to a federal tax that varies by concession.

Mineralization

Mineralization at the Bolivar property is hosted by skarn alteration in carbonate rocks adjacent to the Piedras Verdes granodiorite. Orientations of the skarn vary dramatically, although the majority are gently-dipping. Thicknesses vary from 2 m to over 20 m. Skarn mineralization is strongly zoned, with proximal Cu-rich garnet skarn in the South Bolivar area, close to igneous contacts, and more distal Zn-rich garnet+pyroxene skarn in the northern Bolivar and southern skarn zones near El Val. The presence of chalcopyrite+bornite dominant skarn (lacking sphalerite) in the South Bolivar area, along with K-silicate veins in the adjacent granodiorite suggests that this zone is close to a centre of hydrothermal fluid activity. In contrast, the main Bolivar mine is characterized by Zn>Cu and more distal skarn mineralogy such as pyroxene>garnet and pale green and brown garnets.

Mineralization exhibits strong stratigraphic control and two stratigraphic horizons host the majority: an upper calcic horizon, which predominantly hosts Zn-rich mineralization, and a lower dolomitic horizon, which predominantly hosts Cu-rich mineralization.

Cusi Mine, Mexico

The Company owns 100% of the Cusi Mine.

Cusi Preliminary Economic Assessment

The following is the summary section of the Cusi Technical Report, prepared by Mining Plus Peru SAC, and reviewed by Qualified Persons Enrique Rubio, Ph.D. (of Redco), Giovanny Ortiz, BSc Geology, FAusIMM CP (of SRK), Daniel H. Sepulveda, BSc Extractive Metallurgy Engineer, SME-RM (of SRK) and Augusto Chung, FAusIMM CP (of the Company). The full text of the Cusi Technical Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Cusi Technical Report.

“Executive Summary

Sierra Metals operate the Cusi mine and Mal Paso plant, combined to form “the Property”. The Property currently operates at 650 tpd with an average head grade of 201 g/t Ag and produces commercial grade Pb/Ag and Zn concentrates. Production rates of 650 tpd are achieved at the Property using the conventional cut and fill method supported by minor longhole sub-level stoping. Sales of silver recovered in the Pb/Ag concentrate is the main revenue stream at Cusi.

The Property is in the Cusihuarachi District of Chihuahua State, Mexico, approximately 135 km southwest of Chihuahua City. Epithermal mineralization has been mined in the area since its discovery in the early 1800’s. Mineralization is bound between regionally significant northwest trending faults; 8 mineralized zones are recognized at the Property, mineralized zones are up to 10 m across and include; silicified faults, veins and breccias. Seven epithermal veins are recognized at the property, veins typically; range between 0.5 and 2 m wide, dip steeply, extend 100 to 200 m along strike and, extend up to 400 m depth. Vein orientations range between northeast and northwest.

This Preliminary Economic Assessment (PEA) considers depleted measured, indicated and inferred resources reported on February 12th, 2018 by SRK and effective as of August 31st, 2017. These resources are not demonstrated to be economically viable. The results of this PEA are indicative of conceptual potential and are not definitive.

Table 1-1: Summary of resource reported by SRK, February 12th, 2018 (Effective August 31st, 2017)

Class	Area	AgEq (g/t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Tonnes (000’s)
Measured	Santa Rosa de Lima (SRL)	268	225	0.13	0.55	0.68	362
Total Measured		268	225	0.13	0.55	0.68	362
Indicated	Promontorio	241	213	0.08	0.37	0.44	1097
Indicated	Eduwiges	293	198	0.26	1.35	1.32	928
Indicated	SRL	296	242	0.32	0.62	0.64	1435
Indicated	San Nicolas	195	176	0.13	0.21	0.22	414
Indicated	San Juan	208	189	0.13	0.2	0.21	121
Indicated	Minerva	222	198	0.4	0.09	0.05	57
Indicated	Candelaria	386	366	0.14	0.17	0.28	46
Indicated	Durana	224	219	0.06	0.05	0.02	97
Total Indicated		267	217	0.21	0.64	0.66	4195
Total Measured + Indicated		267	217	0.21	0.63	0.66	4557
Inferred	Promontorio	218	185	0.1	0.35	0.62	308
Inferred	Eduwiges	229	115	0.09	1.78	1.79	147
Inferred	SRL	216	158	0.22	0.55	1.04	658
Inferred	San Nicolas	181	161	0.14	0.21	0.23	340
Inferred	San Juan	200	186	0.04	0.15	0.27	44
Inferred	Minerva	149	143	0.05	0.08	0.06	5
Inferred	Candelaria	185	125	0.16	0.62	1.17	128
Inferred	Durana	124	115	0.01	0.17	0.09	3
Total Inferred		207	158	0.16	0.54	0.84	1633

Note: Mining has continued since the publication of this resource and resources have not been subsequently depleted.

Sierra Metals commissioned various specialist groups (Table 1-2) to evaluate how, on a conceptual level, mining, mineral processing, and tailings management could be adapted at the Property to achieve a sustainable and staged increase in mine production and mill throughput from 650 tpd to 1200 tpd by Q1 2019 and 2700 tpd by mid-2021.

Table 1-2: Groups involved in development for conceptual plan considered in the PEA

Group	Concept	Report
SRK Consulting (U.S.), Inc.	Resource Estimation	SRK, 2017
Redco Mining Consultants	Increase mine output to 2700 tpd	Redco, 2018
Sierra Metals (SM)	Increase Mal Paso Plant Capacity to 1200 tpd	Sierra, 2018
Ingenieria Carillo (IC)	Engineering associated with increased Mal Paso plant capacity
Kappes Cassiday and Associates (KCA)	Preliminary design of 1500 tpd plant at Cusihuariachi	KCA, 2018
Anddes Consulting (AC)	Expansion of tailings storage capacity	Anddes, 2018
Flopac	Tailings Storage up to Q1-2020	Flopac, 2017

Mining Methodology

To determine how mine output could be increased, Sierra Metals commissioned Redco Mining Consultants (Redco) to undertake a scoping study, considering; existing development and infrastructure, geotechnical characteristics, geological controls and mineralization style. The study (Redco, 2018) determined that mechanized Avoca mining could be used to achieve a sustainable production of 2700 tpd. Improved productivity would be associated with improved safety as the requirement for man time spent in stopes is significantly reduced.

Head-grades are expected to reduce from the current 201 g/t Ag to 180 g/t Ag @ 1200 tpd and 170 g/t Ag @ (2700 tpd). Redco estimate that $95.11M capital investment is required to mechanise the Cusi Mine and achieve 2700 tpd production.

As part of their scoping study, Redco considered plans for ventilation and dewatering on a very general scale. Sierra Metals recognize that further and more detailed ventilation and dewatering plans are required to support the overall conceptual mine design.

Mineral Processing

The Mal Paso Plant, located 44 km from the Cusi Mine, uses a conventional crushing-milling-flotation circuit to recover mineral and to produce commercial quality Pb/Ag and Zn concentrates. Mineral is delivered from the mine to the plant in 20t trucks.

Mineral processing and the recovery of mineral is demonstrated, and silver recoveries are established at 86%.

The Mal Paso Plant increased throughput from 450 tpd at the beginning of 2018 to 650 tpd currently. In line with proposed increases in mine output, processing capacity at Mal Paso will increase to 1200 tpd in 2019, a new plant with a capacity of 1500 tpd is proposed at Cusihuariachi, to come online mid-2021.

Sierra Metals (Sierra, 2018) undertook an internal review to determine how the Mal Paso plant could be adjusted to increase throughput to 1200 tpd. This study identified bottlenecks in the existing plant, to overcome bottlenecks and achieve the desired throughput at Mal Paso. Sierra Metals have begun to purchase the pieces of equipment and project that the remaining pieces of equipment will be purchased and installed before Q1 2019.

An independent processing plant, operating complimentary to Mal Paso, will be required to process the proposed 2700 tpd mine output. Sierra Metals commissioned Kappes Cassiday and Associates (KCA) to produce a conceptual design for a modular plant to process 1500 tpd at Cusihuariachi from mid-2021. The modular plant is designed to be easily scalable in 1500 tpd increments.

The proposed plant at Cusihuariachi is significantly closer to the Cusi Mine than the Mal Paso Plant, KCA estimate that this would translate to an operational saving of USD $4/t. A further saving of USD $1/t, related to mineral processing, is envisaged by KCA. This combined USD $5/t operational saving, the equivalent of USD $2.7M/yr. (i.e. 1500 tpd x 360 days x USD $5/t) would be offset against projected Capital requirements of USD $30M.

Tailings Capacity

Tailings produced at Mal Paso are currently stored in two conventional tailings storage facilities. As of February 2018, planned and permitted raises to existing tailings facilities would provide 520k m3 of storage capacity, the equivalent of 1 year and 7 months storage at a production rate of 1200 tpd.

Sierra Metals recognize that increasing tailings storage capacity is critical to achieving and sustaining increased rates of production.

Anddes Consulting (AC) evaluated the merits of 9 new potential tailings storage facilities identified by Sierra Metals, based on preliminary work 4 sites are undergoing more detailed evaluation ahead of final selection and detailed engineering. The 4 sites offer varying storage capacities between 600k m3 and 2.5M m3.

The proposed plant at Cusihuariachi would require the development of a new tailings facility separate from those used at Mal Paso. A potential site for a dry-stack (>75% solids) tailings storage facility has been identified and is undergoing preliminary investigations. Conceptually, the identified site would provide storage for 5.4Mt of tailings, the equivalent of 11 years capacity operating at 1500 tpd.

Economic Analysis

The PEA calculates a Base Case after – tax NPV of USD $92.18 M with an after – tax IRR of 75% using a discount rate of 8%. The total life of mine capital cost of the project is estimated to total $104.46 M. The payback period for the LOM capital is estimated at 4.60 years. Operating costs of the life of mine total $259.32 M, equating to an operating cost of $41.36 per tonne milled.

Table 1-3: Plan considered in the PEA

PEA Highlights Base case of $1,283/oz Gold, $18.30/oz Silver, $0.93/lb. Lead, $1.15/lb. Zinc	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	92.2
Internal Rate of Return	IRR	75%
Mill Feed	Tonnes (Mt)	6.27
Peak Mining Production Rate	t/year	972,000
LOM Project Operating Period	Years	9
Total Life of Mine (LoM) Capital Costs	US$ M	104.5
Net After – Tax Cashflow	US$ M	150.6
Total Operating Unit Costs	US$/t	41.36
LOM Gold Production (Payable)	Oz	19,706
LOM Silver Production (Payable)	MOz	30
LOM Lead Production (Payable)	t	28,256
LOM Zinc Production (Payable)	t	19,160

Updated Mineral Resource and Mineral Reserve Information

Yauricocha Mine

The Company prepared an updated mineral resource estimate for the Yauricocha Mine (on a consolidated basis) as at December 31, 2018 which is set out in the chart below:

Yauricocha Mine Consolidated Mineral Resource Estimate as of December 31, 2018

	TMS	Ag/g-t	Au/g-t	% Cu	%Pb	%Zn	Ag (Koz)	Au (Koz)	Cu (t)	Pb (t)	Zn (t)
Measured	2,284,428	66.76	0.59	1.64	1.10	2.88	4,903.10	43.55	37,537.29	25,043.43	65,721.53
Indicated	9,482,739	60.26	0.59	1.47	0.82	2.61	18,372.92	180.48	139,307.93	77,719.93	247,813.56
Measured + Indicated	11,767,167	61.52	0.59	1.50	0.87	2.66	23,276.02	224.03	176,845.22	102,763.36	313,535.09

	TMS	Ag/g-t	Au/g-t	% Cu	%Pb	%Zn	Ag (Koz)	Au (Koz)	Cu (t)	Pb (t)	Zn (t)
Inferred	6,632,000	43.03	0.58	1.19	0.47	2.16	9,174.81	122.91	79,175.30	31,165.20	143,121.90

(1)	Mineral Resources are reported inclusive of ore reserves. Mineral Resources are not ore reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.
(2)	Mineral Resources are reported at unit value cut-off grades (CoG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

* Metal price assumptions considered for the calculation of unit values are: Gold (US$1,255/oz), Silver (US$17.80/oz), Copper (US$2.60/lb), Lead (US$1.01/lb), and Zinc (US$1.25/lb).

** Metallurgical recovery assumptions for the Yauricocha Mine are variable and dependent on mineralization style and orebody type.

(3)	The unit value CoG’s for the Yauricocha Mine are variable and dependent on mining method and process/recovery costs, which vary between US$41 and US$48.

The Company prepared an updated mineral reserve estimate for the Yauricocha Mine (on a consolidated basis) as at December 31, 2018 which is set out in the chart below:

Yauricocha Mine Consolidated Mineral Reserve Estimate as of December 31, 2018

	TMS	Ag/g-t	Au/g-t	% Cu	%Pb	%Zn	Ag (Koz)	Au (Koz)	Cu (t)	Pb (t)	Zn (t)
Proven	1,070,220	45.21	0.60	1.03	0.82	1.92	1,555.45	20.65	11,074.81	8,725.25	20,539.51
Probable	6,412,166	48.12	0.47	1.25	0.72	2.26	9,921.07	97.59	79,868.67	46,168.04	145,226.85
Proven + Probable	7,482,386	47.71	0.49	1.22	0.73	2.22	11,476.52	118.24	90,943.48	54,893.28	165,766.36

(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)	Ore reserves are reported at NSR cutoffs (CoG) that range from $56/t to $63/t based on metal price assumptions*, grade adjustments made to the resource model**, metallurgical recovery assumptions***, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.
*	Metal price assumptions considered for the calculation of NSR are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01), and Zinc (US$/lb 1.25).
**	Grade adjustments (reductions) are based on historical mine to mill reconciliation and vary by mineralization style.
***	Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation.

The above mineral reserve and resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. The resource and reserve estimate has been reviewed by Gordon Babcock P.Eng., Chief Operating Officer of the Company, a qualified person for purposes of NI 43-101.

The resource and reserve estimate is based on the Yauricocha Mine consolidated mineral resource and reserve estimate with an effective date of July 31, 2017, as contained in the Yauricocha Technical Report (as defined herein). In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral reserves and resources due to mining depletion as of the effective date of the report to December 31, 2018. The changes to the resource and reserve report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource and reserve estimate as set out in the Yauricocha Technical report.

All economic parameters are based on the Yauricocha Technical Report. All risks associated with the Yauricocha mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Yauricocha Technical Report.

Bolivar Mine

The Company prepared an updated mineral resource estimate for the Bolivar Mine (on a consolidated basis) as at December 31, 2018 which is set out in the chart below:

Bolivar Mine Consolidated Mineral Resource Estimate as of December 31, 2018

Resources	Tonnes (000´s)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)
Measured	0	0.0	0.00	0.00	0	0	0
Indicated	12,085	23.0	0.30	1.05	8,934	117	126,698
Inferred	8,012	22.4	0.42	0.96	5,771	108	76,915

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold, and silver, assays were capped where appropriate.
(2)	Mineral resources are reported at a single value cut-off (CoG) of US$29 based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$17.95/t), processing costs (US$8.33/t), and general and administrative costs (US$2.41/t).

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.

** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

The Company prepared an updated mineral reserve estimate for the Bolivar Mine (on a consolidated basis) as at December 31, 2018 which is set out in the chart below:

Bolivar Mine Consolidated Mineral Reserve Estimate as of December 31, 2018

Reserve	Tonnes (000´s)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)
Proven	0	0.0	0.00	0.00	0	0	0
Probable	6,743	19.1	0.26	0.84	4,151	57	56,877
P+P	6,743	19.1	0.26	0.84	4,151	57	56,877

Source: SRK, 2018

(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.
(2)	Ore reserves are reported at unit value cut-offs based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered are: US$3/lb Cu, US$18.25/oz Ag, and US$1,291/oz Au.

** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

(3)	The mining costs are based on historical actual costs.
(4)	The NSR cut-off values are variable by mining method:
•	The economic NSR cut-off value is:
o	US$30.80 = Room and Pillar.
o	US$33.10 = Longhole Stoping.
•	The marginal NSR cut-off value is:
o	US$26.50 = Room and Pillar.
o	US$28.70 = Longhole Stoping.
(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

The above mineral reserve and resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. The resource and reserve estimate has been reviewed by Gordon Babcock P.Eng., Chief Operating Officer of the Company, a qualified person for purposes of NI 43-101.

The resource and reserve estimate is based on the Bolivar Mine consolidated mineral resource and reserve estimate with an effective date of October 31, 2017, as contained in the Bolivar Technical Report (as defined herein). In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral reserves and resources due to mining depletion as of the effective date of the report to December 31, 2018. The changes to the resource and reserve report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource and reserve estimate as set out in the Bolivar Technical report.

All economic parameters are based on the Bolivar Technical Report. All risks associated with the Bolivar Mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Bolivar Technical Report.

Cusi Mine

The Company prepared an updated mineral resource estimate for the Cusi Mine (on a consolidated basis) as at December 31, 2018 which is set out in the chart below:

Cusi Mine Consolidated Mineral Resource Estimate as of December 31, 2018

CLASS	TMS	Ag/g-t	Au/g-t	%Pb	%Zn	Ag (Koz)	Au (Koz)	Pb (t)	Zn (t)
Measured	362,000	225	0.13	0.55	0.68	2615.07	1.51	1991.00	2461.60
Indicated	3,967,111	220	0.22	0.65	0.67	28005.39	27.65	25838.42	26562.75
Measured + Indicated	4,329,111	220	0.21	0.64	0.67	30620.46	29.16	27829.42	29024.35

Inferred	1,633,000	158	0.16	0.54	0.84	8285.02	8.33	8898.25	13790.44

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have zinc assays were capped where appropriate.
(2)	Mineral resources are reported at a single cut-off grade of 105 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, mining costs (US$29.41/t), processing costs (US$18.3/t), and general and administrative costs (US$3.74/t).

* Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 18.30, Lead (US$/lb 0.93), Zinc (US$/lb 1.15) and Gold (US$/oz 1,283.00).

* Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 84% Ag, 57% Au, 86% Pb, 51% Zn.

The above mineral resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. The resource estimate has been reviewed by Gordon Babcock P.Eng., Chief Operating Officer of the Company, a qualified person for purposes of NI 43-101.

The resource estimate is based on the Cusi Mine consolidated mineral resource estimate with an effective date of August 31, 2017, as contained in the Cusi Technical Report (as defined herein). In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral resources due to mining depletion as of the effective date of the report to December 31, 2018. The changes to the resource report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource estimate as set out in the Cusi Technical report.

All economic parameters are based on the Cusi Technical Report. All risks associated with the Cusi Mine are defined in the risks section of the report. Disclosure follows assumptions and parameters used in the Cusi Technical Report.

Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors. The risks and uncertainties described below as well as the other information contained in this AIF should be carefully considered. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. If any of these events actually occur, Sierra’s business, prospects, financial condition, cash flows and operating results could be materially harmed.

Operating hazards and risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, criminal activity, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on Sierra’s business.

Precious and base metal price fluctuations

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of precious and base metals. Such prices may fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of precious and base metal producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Mineralized material calculations and life-of-mine plans using significantly lower precious and base metal prices could result in material write-downs of the Company’s investments in mining properties and increased amortization, reclamation and closure charges.

Mining operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and development

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company’s Yauricocha Mine and Bolivar Mine, none of the Company’s properties have any ore-bodies with proven or probable reserves.

The economics of developing precious and base metal properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of reserves and resources and metal recoveries

Although the Company’s reported mineral reserves and resources have been prepared by Qualified Persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized materials, which are not mineral reserves, do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The mineral resource and reserve figures included in the AIF and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of precious or base metals will be produced. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Factors such as inherent sample variability, metal price fluctuations, variations in mining and processing parameters, increased production costs, reduced recovery rates and adverse changes in environmental or mining laws and regulations may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time and/or may require a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of reserves and resources

The Yauricocha Mine, Bolivar Mine and Cusi Mine are the Company’s only current sources of mineral production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities used in its business.

No defined mineral reserves at the Cusi Mine

Although commercial production at the Cusi Mine was declared in January 2013, the decision to put the Cusi Mine into production was not made based on a feasibility study or defined mineral reserves. In addition, the Cusi Mine is still considered to be in the development stage as the majority of its production comes from development rock. The development of a mining operation typically involves large capital expenditures and a high degree of risk and uncertainty. To reduce this risk and uncertainty, issuers typically make a production decision based on a comprehensive feasibility study of established mineral reserves. Historically, projects put into production without a comprehensive feasibility study of established mineral reserves have a much higher risk of economic or technical failure. As the decision to put the Cusi Mine into production was not based on a feasibility study of mineral reserves demonstrating economic and technical viability, the project involves an increased level of uncertainty and an increased risk of economic and/or technical failure. No assurance can be given that the operation of the Cusi Mine will continue to be economic or profitable.

Foreign operations

The Company’s operations are currently conducted through subsidiaries principally in Peru and Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. In addition, some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation of earnings or capital, changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Peru and/or Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Peru and Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government regulation and permitting

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well-trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to continue its operations or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede operations, which may adversely affect the Company’s revenues and future growth.

Risks relating to outstanding borrowings

The Company’s ability to repay its outstanding borrowings depends on its future cash flows, profitability, results of operations and financial condition. The Company has prepared budgets based on estimates of commodity prices, future production, operating costs and capital costs, however the Company cannot assure that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors including those discussed herein, many of which are not within the Company’s control. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.

If there is any event of default under any of the Company’s loan facilities, the principal amount of such loans, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on the Company’s cash resources, which could inhibit its ability to further its operating and/or exploration activities.

Title to assets

Although the Company believes that it has exercised commercially reasonable diligence with respect to determining title to properties that it owns, controls or has rights in, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which could impair development and/or operations of the Company.  If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Environmental factors

All phases of the Company’s operations are subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company cannot be certain that future changes in environmental regulations, if any, will not adversely affect its operations. Environmental hazards may exist on properties held by the Company that are unknown to it and that have been caused by previous or existing owners or operators of the Company’s properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Litigation risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Although the Company is not currently aware of any threatened or pending legal proceedings other than as disclosed in the Company’s financial statements, there is no guarantee that the Company will not become subject to additional proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations.

Insurance risks

The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, the Company expects that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of Sierra’s size and financial means. The Company may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Competitive risks

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company does. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms acceptable to the Company or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Volatility in the price of the common shares

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. In addition, because of the nature of the Company’s business, certain factors such as public announcements and the public’s reaction, the Company’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of precious and base metals, government regulations, changes in earnings estimates or recommendations by research analysts who track Sierra’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of the Company’s prospects could cause the price of its securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of Sierra’s securities, including the price of the Common Shares, regardless of the Company’s results. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global financial risks

Financial markets globally have been subject to increased volatility. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Sierra. The levels of volatility and market turmoil are on the rise, and the Company may not be able to secure appropriate debt or equity financing, any of which could affect the trading price of the Company’s securities in an adverse manner.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in its recruiting and training costs and decreases in its operating efficiency, productivity and profit margins. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Reliance on Key Personnel and Labour Relations

The Company’s operations are dependent on the abilities, experience and efforts of key personnel. If any of these individuals were to be unable or unwilling to continue to provide their services to the Company, there may be a material adverse effect on the Company’s operations. The Company’s success is dependent upon its ability to attract and retain qualified employees and personnel to meet its needs from time to time. The Company may be negatively impacted by the availability and potential increased costs that may be associated with experienced key personnel and general labour. Sierra’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at any of Sierra’s operations could lead to delayed revenues, increased costs and delayed operation cash flows. As a result, prolonged labor disruptions at any of Sierra’s operations could have a material adverse impact on its operations as a whole.

Potential conflicts of interest

Certain of the Company’s directors and officers serve, or may serve in the future, as officers and directors for other companies engaged in natural resource exploration, development and/or production. Consequently, there is a possibility that the Company’s directors and/or officers may be in a position of conflict in the future.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The CBCA requires the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

Controlling group of shareholders

Arias Resource Capital Fund L.P., Arias Resource Capital Fund II L.P., Arias Resource Capital Fund II (Mexico) L.P. (collectively, the “ARC Funds”) and Arias Resource Capital Management LP (the “Manager”) collectively own a significant number of Common Shares. This significant concentration of ownership may adversely affect the trading price for the Common Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. In addition, these shareholders will be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of the Company or its assets. This concentration of ownership could limit investors’ ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination involving the Company, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit the Company's other shareholders.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Differences in U.S. and Canadian reporting of mineral reserves and resources

The Company’s mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. Under SEC rules, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards “as in-place tonnage and grade” without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Claims Under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the federal laws of Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s Common Shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Potential dilution of present and prospective shareholdings

The exercise of stock options and restricted share units issued by the Company and the issuance of other additional equity securities in the future could result in dilution in the value of the Company’s Common Shares and the voting power represented by such shares. Furthermore, to the extent holders of the Company’s stock options or other securities exercise their securities and then sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional number of Common Shares available in the market.

Currency Risks

The Company's operations in Mexico and Peru are subject to foreign currency exchange fluctuations. The Company may suffer losses due to adverse foreign currency fluctuations.

The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration and operating costs of the Company are denominated in United States dollars, Peruvian Nuevo Soles, and Mexican pesos. In addition, the Company’s sales of silver, copper, lead, zinc and gold are denominated in United States dollars. The United States dollar is the functional currency of the Peruvian entities and the Mexican entities. The Canadian dollar is the functional currency of all other entities. The Company also holds cash and cash equivalents, trade and other receivables, accounts payable that are subject to currency risk. As a result, the Company’s financial performance may be significantly impacted by changes in foreign exchange rates.

Risks relating to cyclical business

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of metals and minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes and events could materially affect the financial performance of the Company.

Liquidity risks

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company’s budgets and forecasts are based on estimates of commodity prices, future production, operating costs and capital costs. The Company cannot assure that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company's ability to meet its financial obligations as they come due.

The Company ensures that it has sufficient committed credit facilities to meet its short-term operating needs. There can be no guarantee that the Company will be successful in obtaining these credit facilities on acceptable terms, or at all. If additional financing is not available, the Company may have to postpone its capital expenditures and exploration programs, which could materially impact the long-term financial performance of the Company.

Financial Reporting Standards

The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Credit risks

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, other receivables and financial assets.

The Company is subject to credit risk through its significant Mexican value-added-tax (“VAT”) receivable that is collectible from the government of Mexico. The VAT receivable balance as at December 31, 2018 was $5.8 million (December 31, 2017 - $5.7 million).

Dividends and Distributions

There have been no cash dividends or distributions declared on any of Sierra’s securities for each of the three most recently completed financial years of the Company.

The amount of future dividends to be declared in the future, if any, shall be considered by the Board on a quarterly basis and will depend on the Company's overall cash and operating position at the relevant time.

Description of Capital Structure

The Company is authorized to issue an unlimited number of Common Shares without par value. As of the date hereof, the Company has 163,512,023 issued and outstanding Common Shares.

Each Common Share carries one vote at all meetings of shareholders, is entitled to receive dividends as and when declared by the Board and is entitled to participation in in the remaining property and assets of the Company upon dissolution or winding-up. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

Market for Securities

The Company’s Common Shares are currently listed for trading on the TSX and the Lima Stock Exchange under the symbol SMT. The Common Shares have been listed for trading on the NYSE American since July 7, 2017, under the symbol SMTS.

Trading Prices and Volumes

The following table provides a summary of the high and low prices and volumes for the Common Shares as traded on the TSX for the twelve-month period ending December 31, 2018.

Period	High (C$)	Low (C$)	Volume
January 2018	3.31	2.97	429,845
February 2018	3.23	2.97	86,321
March 2018	3.40	2.90	407,818
April 2018	3.50	3.22	289,940
May 2018	3.76	3.27	226,202
June 2018	3.64	3.31	116,495
July 2018	3.55	3.33	67,252
August 2018	3.66	2.95	350,705
September 2018	3.40	3.23	215,173
October 2018	3.47	2.96	1,218,110
November 2018	3.35	3.03	173,273
December 2018	3.10	2.28	574,403

Prior Sales

During the fiscal year ended December 31, 2018, the Company issued the following securities that are not listed or quoted on a marketplace:

Date of Issue	Type of Security Issued	Number of Securities Issued
March 31, 2018	Restricted Share Units	501,039
April 10, 2018	Restricted Share Units	178,588

Escrowed Securities

To the Company’s knowledge, as at December 31, 2018, no securities of the Company were held in escrow or were subject to contractual restriction on transfer.

Directors and Officers

As of the date of this AIF, Sierra Metals has a board consisting of seven directors. Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the consenting documents of the Company or the provisions of the CBCA.

The following table sets forth the names, residency and office of each director and executive officers of the Company as at the date hereof:

Name, Position with the Company, Province or State and Country of Residence	Principal Occupation for the past five years	Director/Officer of the Company since

IGOR GONZALES (4)(6) President, Chief Executive Officer and Director Lima, Peru	-May 2017 to present: President and CEO of the Company -November 2014 to May 2017: COO at CIA Minas Buenaventura (a mining company)	-President & CEO since May 1, 2017 -Director since September 19, 2013

J. ALBERTO ARIAS (2)(4)(5)(6) Chairman of the Board and Director New York, USA	President and CEO, Arias Resource Capital Management LP (a private fund manager)	November 26, 2008

PHILIP RENAUD (1)(2)(3)(5) Director London, United Kingdom	Managing Director, LB Advisors (an investment advisory firm)	October 1, 2003

DOUGLAS F. CATER (1)(3)(4) Director Ontario, Canada

-January 2019 to present: Independent Consultant

-January 2016 to January 2019: VP Exploration (Canada), Kirkland Lake Gold Inc. (a mining company)

-June 2012 to January 2016: VP Exploration, St. Andrew Goldfields Inc. (a mining company)

June 10, 2009

STEVEN G. DEAN (2)(3)(5) Director British Columbia, Canada	Independent Businessman	October 4, 2011

DIONISIO ROMERO PAOLETTI Director Lima, Peru	Corporate Director and Chairman of various public companies	November 16, 2015

JOSE VIZQUERRA BENAVIDES (1)(6) Director Ontario, Canada

-June 2016 to present: Executive VP of Strategic Development at Osisko Mining Inc. (a mining company)

-July 2015 to June 2016: COO and Senior VP Corporate Development at Osisko Mining Inc.

-April 2014 to July 2015: President and CEO of Oban Mining Corporation (a mining company)

November 9, 2017

ED GUIMARAES Chief Financial Officer Ontario, Canada	-November 2014 to present: CFO of the Company -2012 to November 2014: Independent Advisor/Business Consultant in the Mining Industry, and Corporate Director of various public companies	November 17, 2014

GORDON BABCOCK Chief Operating Officer Lima, Peru	-July 2015 to present: COO of the Company -January 2013 to June 2014: COO of Jaguar Mining Inc. (a mining company)	July 13, 2015

ALONSO LUJAN Vice President, Exploration Chihuahua, Mexico

-September 2016 to present: VP Exploration of the Company

-January 2016 to September 2016: Independent Consultant

-September 2011 to December 2015: General Manager, Trafigura Mining Group (MATSA) (a mining operations manager)

September 14, 2016

MICHAEL MCALLISTER Vice President, Corporate Development Ontario, Canada

-July 2016 to present: VP Corporate Development of the Company

-April 2015 to July 2016: Director Corporate Development of the Company

-Jan 2015 to April 2015: Senior Account Executive, TMX Equicom (an investor relations consulting firm)

-June 2010 to Jan 2015: Manager, Investor Relations for various companies within Forbes and Manhattan Merchant Bank

July 15, 2016

ANDREW DUNLOP Corporate Controller Ontario, Canada	-January 2015 to present: Corporate Controller of the Company -May 2011 to January 2015: Corporate Controller, Scorpio Mining (a mining company)	January 19, 2015

JILL NEFF Corporate Secretary British Columbia, Canada	-April 2013 to present: Corporate Secretary of the Company	April 25, 2013

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Nomination Committee
(5)	Member of the Corporate Strategy Committee
(6)	Member of the Health, Safety, Environment & Community Relations Committee

As at December 31, 2018, the directors and executive officers of the Company as a group beneficially owned, directly and indirectly, or exercised control over, an aggregate of 90,079,518 Common Shares of the Company representing approximately 55.1% of the outstanding shares of the Company as at December 31, 2018. This includes an aggregate of 84,960,358 Common Shares owned by the ARC Funds and the Manager. The ARC Funds are managed by the Manager. The respective general partner of each of the ARC Funds retains the power to make investment and voting decisions in respect of the Common Shares beneficially owned by the ARC Funds. J. Alberto Arias is the sole director of each of the general partners of the ARC Funds and indirectly controls the Manager. As such, Mr. Arias may be deemed to share voting and dispositive power with respect to the Common Shares beneficially owned by the ARC Funds and the Manager, but he disclaims any beneficial ownership of any such securities, except to the extent of his pecuniary interest therein.

Board Adviser

Mr. Alberto Beeck serves as an adviser to the Board. Pursuant to an adviser agreement dated December 20, 2017 (the “Adviser Agreement”), Mr. Beeck was appointed as an adviser to the Board to provide such advice and direction requested by the Board in the performance of its duties and as may be within the expertise of Mr. Beeck. Under the Adviser Agreement, Mr. Beeck has the right to attend all meetings the Board strictly in a non-voting, advisory capacity but is not to take an active role in any Board meeting such as by moving any motion, voting on any matter or actively seeking to influence the actions of the Board.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, no director, officer or executive officer of the Company is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Philip Renaud was a director of Diagem Inc. (“Diagem”) which is subject to a cease trading order resulting from Diagem’s failure to meet regulatory requirements as a result of insolvency. In May 2009 and in May 2011, a Management Cease Trade Order applicable to the directors and officers of the Company and related companies was issued for late filing of the financial statements.

Except as disclosed herein, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including the company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or;

(b)	has, within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

From March 28, 2013 until January 21, 2014, J. Alberto Arias served as a director on the board of Colossus Minerals Inc. (“Colossus”). On January 14, 2014, Colossus filed a notice of intention to make a proposal under the Canadian Bankruptcy and Insolvency Act.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company confirms that there are currently no existing material conflicts of interest between Sierra or a subsidiary of Sierra and any director or officer of Sierra or of a subsidiary of Sierra.  Other than with respect to (i) the involvement of certain directors of the Company in other mining companies, and (ii) the significant holding of the ARC Funds and the Manager in the Company for which J. Alberto Arias may be deemed to share voting and dispositive power with respect to the Company securities beneficially owned by the ARC Funds and the Manager, there are no potential material conflicts of interest between Sierra or a subsidiary of Sierra and any director or officer of Sierra or of a subsidiary of Sierra.

Audit Committee Information

The Board has established an audit committee (the “Audit Committee”) comprised of Douglas F. Cater, Philip Renaud and Jose Vizquerra Benavides. All of the members of the Audit Committee are independent, non-executive directors of the Company. All members of the Audit Committee meet the independence and financial literacy requirements of National Instrument 52-110 - Audit Committees (“NI 52-110”).

The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee’s responsibility in overseeing the accounting and financial reporting processes of the Company, audits of the financial statements of the Company, and the appointment, compensation, and oversight of the work of any registered external auditor employed by the Company for the purpose of preparing or issuing an audit report or related work. This charter is reviewed and assessed at least annually or otherwise, deemed appropriate, by the Board with the assistance of the Corporate Governance, Nominating and Audit Committees. A copy of this charter is attached hereto as Appendix “A”.

Douglas F. Cater

Douglas Cater is a graduate of the University of Waterloo and is a Professional Geologist with 30 years of experience in the exploration and mining of precious metals including the analysis of budgets and project management of mining projects. Mr. Cater recently retired from his position as Vice-President Exploration of Kirkland Lake Gold Inc. (2016 – 2019), and prior to that he was Vice President Exploration of St. Andrews Goldfields Ltd. (2012 – 2015). Since June of 2009, he has also been the Project Manager for Sabina Gold & Silver Corporation, a mineral exploration and development corporation. He was the Exploration Manager for Dundee Precious Metals Inc., a Toronto-based mining and exploration Company, from August 2005 to June 2009. Mr. Cater’s experience in the mining industry has provided him with the knowledge required to understand accounting principles and financial statements.

Philip Renaud

Mr. Renaud is the Managing Director of LB Advisors, a European investment advisory firm involved in private financings. Mr. Renaud graduated from Franklin College of Switzerland with a Bachelor of Arts in international financial management. Prior to his involvement with LB Advisors, Mr. Renaud was a founding partner of Change Capital Partners, a European private equity fund. He is also Chairman of Diagnos Inc. and Kane Biotech Inc., both Canadian, publicly-traded companies.

Jose Vizquerra Benavides

Mr. Vizquerra Benavides is the Executive Vice President of Strategic Development and a Director at Osisko Mining Inc. Previously, Mr. Vizquerra Benavides served as the President & CEO of Oban Mining Corp. (“Oban”), where he led the successful change of business strategy that resulted in Oban's acquisition of Corona Gold, Eagle Hill Exploration Corp. and Ryan Gold to form what is now Osisko Mining. Mr. Vizquerra Benavides previously worked as Head of Business Development for Compania de Minas Buenaventura, prior to which he worked as a production and exploration geologist at the Red Lake gold mine. He is currently a board member of Alio Gold Inc. Mr. Vizquerra Benavides holds a M.Sc. from Queens University in MINEX, and is a Qualified Person (AIGP). Mr. Vizquerra Benavides’ experience in the mining industry has provided him with the knowledge required to understand accounting principles and financial statements.

Audit Committee Oversight

At no time since January 1, 2018 has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, including the requirement that all non-audit services to be performed by the external auditor must be pre-approved and monitored by the audit committee. Subject to NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable the Audit Committee, on a case-by-case basis.

External Auditor Fees

PricewaterhouseCoopers LLP (“PWC”) was appointed as auditors of the Company on July 11, 2012. For the fiscal years ended December 31, 2018 and December 31, 2017, the fees billed by PWC are summarized below for each category:

Service	Fees Incurred 2018		Fees Incurred 2017
Audit Fees		$336,080		$395,668
Audit-Related Fees (1)		$55,184		$208,712
Tax Fees	$	nil	$	nil
All Other Fees	$	nil	$	nil
Total Fees Paid		$391,264		$604,390

(1) For the year ended December 31, 2018, the $55,184 in “Audit-Related Fees” relates to PWC’s quarterly reviews.

(2) For the year ended December 31, 2017, “Audit-Related Fees” noted above included $127,320, $57,589 and $23,803 for services related to: (i) the Company’s prospectus, audit and review of Cautivo Mining Inc., (ii) the ATM Financing, and (iii) the US listing prospectus, respectively.

The fees set forth in the table above cover the following services provided to us by PWC:

“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported in the preceding paragraphs.

Legal Proceedings and Regulatory Actions

Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future. These may result in a significant impact on the Company’s financial condition, cash flow and results of operations.

The claims associated with the Company’s Mexican operations are discussed in detail below:

In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancelation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. On February 12, 2016, the Federal Court issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company continues to believe that the original claim is without merit and will continue to vigorously defend this claim.

In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

The Company is not aware of any other legal proceedings known to be contemplated.

Regulatory Actions

During the financial year ended December 31, 2018, there were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

Management of the Company is not aware of any material interest, direct or indirect, of any of the following persons or companies in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

(a)	a director or executive officer of the Company;
(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; and
(c)	an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b).

Transfer Agent and Registrar

The Company’s registrar and transfer agent is Computershare Investor Service Inc. located at 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8.

Material Contracts

There are no contracts, other than those disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and that were entered into during the most recently completed year ended December 31, 2018 or before the most recently completed financial year, that are still in effect as of the date of this AIF.

Interest of Experts

The Qualified Persons responsible for reviewing the Yauricocha Technical Report are Enrique Rubio, Ph.D. (of Redco), Matthew Hastings, MSc Geology, MAusIMM CP (of SRK) and Augusto Chung, FAusIMM CP (of the Company).

The Qualified Persons responsible for reviewing the Bolivar Technical Report are Enrique Rubio, Ph.D. (of Redco), Giovanny Ortiz, BSc Geology, FAusIMM CP (of SRK) and Augusto Chung, FAusIMM CP (of the Company).

The Qualified Persons responsible for reviewing the Cusi Technical Report are Enrique Rubio, Ph.D. (of Redco), Giovanny Ortiz, BSc Geology, FAusIMM CP (of SRK), Daniel H. Sepulveda, BSc Extractive Metallurgy Engineer, SME-RM (of SRK) and Augusto Chung, FAusIMM CP (of the Company).

To the knowledge of the Company, each of the Qualified Persons listed above hold less than 1% of the outstanding Common Shares of the Company, at the time of the preparation of the reports and/or at the time of the preparation of the technical information contained in this AIF and either did not receive any or received less than a 1% direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.

Americo Zuzunaga MAusIMM CP (Mining Engineer), the Vice-President Planning of the Company, is named in this AIF as having prepared the Yauricocha Mine consolidated mineral reserve and resource estimate as at December 31, 2018, the Bolivar Mine consolidated mineral reserve and resource estimate as at December 31, 2018, and the Cusi Mine consolidated mineral resource estimate as at December 31, 2018, under the heading “Updated Mineral Resource and Mineral Reserve Information”. As of the date hereof, Americo Zuzunaga does not hold any securities of the Company.

Gordon Babcock (P. Eng.), the Chief Operating Officer of the Company, is named in this AIF as having reviewed the Yauricocha Mine consolidated mineral reserve and resource estimate as at December 31, 2018, the Bolivar Mine consolidated mineral reserve and resource estimate as at December 31, 2018, and the Cusi Mine mineral resource estimate as at December 31, 2018, under the heading “Updated Mineral Resource and Mineral Reserve Information”. As of the date hereof, Gordon Babcock holds 161,083 Common Shares and 254,349 restricted share units of the Company.

PWC are the auditors of the Company who have prepared the auditors’ report in respect of the annual financial statement for the fiscal year ended December 31, 2018. PWC has confirmed that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. Information regarding directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if any, is contained in the Company’s Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative Financial Statements and Management Discussion & Analysis for its most recently completed financial year.

APPENDIX “A”

Sierra Metals INC.

AUDIT COMMITTEE CHARTER

I	PURPOSE

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Sierra Metals Inc. (the “Corporation”). The primary function of the Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Committee. The Committee’s primary duties and responsibilities are:

•	overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or to the public;

•	recommending the appointment and reviewing and appraising the audit efforts of the Corporation’s external auditors, overseeing the external auditors’ qualifications and independence and providing an open avenue of communication among the external auditors, the Corporation’s financial and senior management and the Board; and

•	monitoring the Corporation’s financial reporting process and internal controls, its management of business and financial risk, and its compliance with legal, ethical and regulatory requirements.

II	COMPOSITION

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the British Columbia Securities Commission) and any exchanges upon which the Corporation's securities are listed (including, but not limited to, the Toronto Stock Exchange) are satisfied.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and shall remain on the Committee until the next annual organizational meeting of the Board or until their successors have been duly elected or appointed. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

III	DUTIES AND RESPONSIBILITIES

1.	The Committee shall:

(a)	review and recommend to the Board for approval the annual audited consolidated financial statements of the Corporation;

(b)	review with financial management and external auditors the Corporation’s financial statements, MD&A and earnings releases prior to filing the same with regulatory bodies such as securities commissions and/or prior to their release;

(c)	review document referencing, containing or incorporating by reference the annual audited consolidated financial statements or non-audited interim financial statements (e.g. prospectuses and/or press releases containing financial results) prior to their release; and

(d)	make changes or additions to security policies of the Corporation and report, from time to time, to the Board on the appropriateness of the policy guidelines in place to administer the Corporation’s security programs.

2.	The Committee, in fulfilling its mandate, shall:

(a)	ensure to its satisfaction that adequate internal controls and procedures are in place to allow the Chief Executive Officer and the Chief Financial Officer of the Corporation to certify financial statements and other disclosure documents as required under securities laws;

(b)	ensure to its satisfaction that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, MD&A and annual and interim earnings press releases, and periodically assess the adequacy of those procedures;

(c)	recommend to the Board the selection of the external auditors, consider their independence and effectiveness, and approve the fees and other compensation to be paid to the external auditors;

(d)	monitor the relationship between management and the external auditors, including reviewing any management letters or other reports of the external auditors, and discussing and resolving any material differences of opinion or disagreements between management and the external auditors;

(e)	review the performance of the external auditors and approve any proposed discharge and replacement of the external auditors when circumstances warrant. Consider, with management, the rationale for employing accounting/auditing firms other than the principal external auditors;

(f)	periodically consult with the external auditors out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

(g)	arrange for the external auditors to be available to the Committee and the Board as needed. Ensure that the external auditors report directly to the Committee and are made accountable to the Board and the Committee, as representatives of the shareholders to whom the auditors are ultimately responsible;

(h)	review and approve the Corporation’s hiring policies regarding employees or former employees of the current and former external auditors;

(i)	review the scope of the external audit, including the fees involved;

(j)	review the external auditors’ report on the annual audited consolidated financial statements;

(k)	review problems found in performing the audit, such as limitations or restrictions imposed by management or situations where management seeks a second opinion on a significant accounting issue;

(l)	review major positive and negative observations of the external auditors during the course of the audit;

(m)	review with management and the external auditors the Corporation’s major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that can materially affect the financial results;

(n)	review emerging accounting issues and their potential impact on the Corporation’s financial reporting;

(o)	review and approve requests for any management consulting engagement to be performed by the external auditors and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees;

(p)	review with management, the external auditors and legal counsel, any litigation, claims or other contingency, including tax assessments, which could have a material impact upon the financial position or operating results of the Corporation, and whether these matters have been appropriately disclosed in the financial statements;

(q)	review the conclusions reached in the evaluation of management’s internal control systems by the external auditors, and management’s responses to any identified weaknesses;

(r)	review with management their approach to controlling and securing corporate assets (including intellectual property) and information systems, the adequacy of staffing of key functions and their plans for improvements;

(s)	review with management their approach with respect to business ethics and corporate conduct;

(t)	review annually the legal and regulatory requirements that, if breached, could have a significant impact on the Corporation’s published financial reports or reputation;

(u)	receive periodic reports on the nature and extent of compliance with security policies. The nature and extent of non-compliance together with the reasons therefore, with the plan and timetable to correct such non-compliance will be reported to the Board, if material;

(v)	review with management the accuracy and timeliness of filing with regulatory authorities;

(w)	review periodically the business continuity plans for the Corporation;

(x)	review annually general insurance coverage of the Corporation to ensure adequate protection of major corporate assets including, but not limited to, D&O (Directors and Officers) and “Key Person” coverage;

(y)	perform such other duties as required by the Corporation’s incorporating statute and applicable securities legislation and policies; and

(z)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or audit matters.

3.	The Committee may engage and communicate directly and independently with outside legal and other advisors for the Committee as required and set and pay the compensation of such advisors.

4.	On an annual basis, the Committee will review the Audit Committee Charter and, where appropriate, recommend changes to the Board.

IV	SECRETARY

The Secretary of the Committee will be appointed by the Chair of the Committee.

V	MEETINGS

1.	The Committee shall meet at such times and places as the Committee may determine, but no less than four times per year. At least annually, the Committee shall meet separately with management and with the external auditors.

2.	Meetings may be conducted with members present in person, by telephone or by video conference.

3.	A resolution in writing signed by all the members of the Committee is valid as if it had been passed at a meeting of the Committee.

4.	Notice must be given to each Committee member not less than 48 hours before the time when a meeting is to be held. The notice period may be waived by a quorum of the Committee.

5.	The external auditors or any member of the Committee may also call a meeting of the Committee. The external auditors of the Corporation will receive notice of every meeting of the Committee.

6.	The Board shall be kept informed of the Committee’s activities by a report, including copies of minutes, at the next Board meeting following each Committee meeting.

VI	QUORUM

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee.